Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624

www.progen-pharma.com

27 March 2009

ASX ANNOUNCEMENT – RESULTS OF REQUISITIONED GENERAL MEETING

In accordance with Listing Rule 3.13.2 we attach a Poll Report detailing the outcome of the resolutions put to the shareholders at today’s requisitioned general meeting.

For more information, please contact:

Justus Homburg

Chief Executive Officer

Progen Pharmaceuticals Limited

Phone +61 7 3842 3333

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level 19, 307 Queen Street
Brisbane Queensland 4000 Australia
27 March 2009	GPO Box 523
Brisbane Queensland 4001 Australia
Investor Enquiries 1300 552 270
The Chairman	Telephone 61 7 3237 2100
Progen Pharmaceuticals Limited	Facsimile 61 7 3237 2152
16 Benson Street	www.computershare.com
Toowong QLD
4066

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motion set out below at the General Meeting of the Members of Progen Pharmaceuticals Limited held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Friday 27 March 2009 at 2.00pm (Brisbane time), report as follows:

1)                                                                                                             Removal of Dr Malvin Eutick as a Director

	Number	%
Votes cast ‘FOR’ the motion	30,757,398	81.73
Votes cast ‘AGAINST’ the motion	6,875,177	18.27
TOTAL VOTES CAST	37,632,575	100.00
Votes “Abstained”	312,794

The resolution was carried as an ordinary resolution.

2)                                                                                                             Removal of Mr Patrick Burns as a Director

	Number	%
Votes cast ‘FOR’ the motion	30,812,144	81.88
Votes cast ‘AGAINST’ the motion	6,820,431	18.12
TOTAL VOTES CAST	37,632,575	100.00
Votes “Abstained”	312,794

The resolution was carried as an ordinary resolution.

3)                                                                                                             Removal of Mr Stephen Chang as a Director

	Number	%
Votes cast ‘FOR’ the motion	15,033,340	39.97
Votes cast ‘AGAINST’ the motion	22,576,505	60.03
TOTAL VOTES CAST	37,609,845	100.00
Votes “Abstained”	335,524

The resolution was not carried as an ordinary resolution.

4)                                                                                                             Removal of Mr Justus Homburg as a Director

	Number	%
Votes cast ‘FOR’ the motion	15,138,901	40.32
Votes cast ‘AGAINST’ the motion	22,406,573	59.68
TOTAL VOTES CAST	37,545,474	100.00
Votes “Abstained”	399,895

The resolution was not carried as an ordinary resolution.

5)                                                                                                             Removal of Mr John Lee as a Director

	Number	%
Votes cast ‘FOR’ the motion	26,016,234	69.15
Votes cast ‘AGAINST’ the motion	11,605,301	30.85
TOTAL VOTES CAST	37,621,535	100.00
Votes “Abstained”	323,834

The resolution was carried as an ordinary resolution.

6)                                                                                                             Removal of Mr Robert Williamson as a Director

	Number	%
Votes cast ‘FOR’ the motion	25,786,844	68.54
Votes cast ‘AGAINST’ the motion	11,834,691	31.46
TOTAL VOTES CAST	37,621,535	100.00
Votes “Abstained”	323,834

The resolution was carried as an ordinary resolution.

7)                                                                                                             Appointment of Mr Robert Collins as a Director

	Number	%
Votes cast ‘FOR’ the motion	15,253,190	40.55
Votes cast ‘AGAINST’ the motion	22,365,970	59.45
TOTAL VOTES CAST	37,619,160	100.00
Votes “Abstained”	326,209

The resolution was not carried as an ordinary resolution.

8)                                                                                                             Appointment of Mr Tom Williams as a Director

	Number	%
Votes cast ‘FOR’ the motion	15,242,832	40.62
Votes cast ‘AGAINST’ the motion	22,285,604	59.38
TOTAL VOTES CAST	37,528,436	100.00
Votes “Abstained”	329,132

The resolution was not carried as an ordinary resolution.

9)                                                                                                             Appointment of Dr Damian Pethica as a Director

	Number	%
Votes cast ‘FOR’ the motion	15,244,913	40.62
Votes cast ‘AGAINST’ the motion	22,283,523	59.38
TOTAL VOTES CAST	37,528,436	100.00
Votes “Abstained”	329,132

The resolution was not carried as an ordinary resolution.

/s/ Stuart Jury

Stuart Jury
Returning Officer
Computershare Investor Services Pty Limited